Exhibit 99.1

GW Pharmaceuticals PLC Director/PDMR Shareholding

GW Pharmaceuticals PLC (“GW Pharmaceuticals” or the “Company”)

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Porton Down, UK, 10 June 2013: GW Pharmaceuticals (AIM: GWP) hereby provides notification that the Company has today been notified that Chris Tovey, Chief Operations Officer of the Company, has today purchased 7,500 0.1 pence ordinary shares of GW Pharmaceuticals plc at a purchase price of 48.25 pence per share.

Following this notification Mr Tovey’s total beneficial interest in the 0.1 pence ordinary shares of GW Pharmaceuticals plc has increased to 12,500 shares, representing less than 0.1% of the Company’s current issued share capital.

The total number of shares outstanding in the Company is 177,506,354 ordinary shares of 0.1 pence each.

Enquiries:

GW Pharmaceuticals PLC Tel: +44 (0)1980 557 000

Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser) Tel: +44 (0)207 418 8900

James Steel/Vijay Barathan